                            SCHEDULE 14A INFORMATION


                  PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


Filed by the Registrant                              [ ]


Filed by a party other than the Registrant           [X]

         Check the appropriate box:

         [ ]    Preliminary Proxy Statement

         [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

         [ ]    Definitive Proxy Statement

         [ ]    Definitive Additional Materials

         [X]    Soliciting Material Pursuant to Section 240.14a-12


                              THE MEXICO FUND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


                             LAXEY PARTNERS LIMITED
                          THE VALUE CATALYST FUND, INC.
                            LAXEY INVESTORS LIMITED
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):


         [X]    No fee required.

         [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

                (1) Title of each class of securities to which transaction applies:

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                (2)    Aggregate number of securities to which transaction
                       applies:

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                (3)    Per unit price or other underlying value of
                       transaction computed pursuant to Exchange Act Rule 0-11:

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                (4)    Proposed maximum aggregate value of transaction:

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                (5)    Total fee paid:

          [ ]   Fee paid previously with preliminary materials:

          [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                o      Amount Previously Paid:

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                o      Form, Schedule or Registration Statement No.:

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                o      Filing Party:

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                o      Date Filed:

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                                       2


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                    PROPOSAL MADE TO TERMINATE THE INVESTMENT
           ADVISORY AND MANAGEMENT AGREEMENT OF THE MEXICO FUND, INC. AND THE NOMINATION OF TWO NOMINEES TO THE BOARD OF DIRECTORS


         By letter dated December 21, 2001, Laxey Investors Limited made a proposal to The Mexico Fund, Inc. (the "Fund") to terminate the Investment Advisory and Management Agreement by and between Impulsora del Fondo Mexico, S.A de C.V. and the Fund. By letter dated December 21, 2001, The Value Catalyst Fund, Inc. submitted two nominees for election to the board of directors of the Fund at the next annual meeting of stockholders. Laxey Investors Limited and Value Catalyst Fund, Inc are collectively referred to herein as "Laxey". The text of both letters dated December 21, 2001 are attached hereto as Annex A. Participant information is attached hereto as Annex B. On or about January 11, 2002, Laxey delivered to certain stockholders of the Fund a letter attaching a "Shareholder Survey" designed to gauge stockholder sentiment towards certain proposals if presented to the Stockholders of the Fund. The text of the letter is set forth below:


                  Letter to The Mexico Fund, Inc. Stockholders


Dear [ ]:

         Laxey Partners Limited, together with various funds that Laxey manages, recently submitted to The Mexico Fund, Inc. (the "Fund") (i) a proposal to terminate the investment manager's contract with the Fund and (ii) two nominees to the Fund's Board of Directors.

         Our proposal and nominees will be considered and voted upon at the Fund's forthcoming Annual Meeting and we intend to solicit proxies from the Fund's stockholders in support of such proposal and nominees.

         We believe that terminating the investment manager's contract and electing two new directors will facilitate a re-organization of the Fund, enabling some stockholders to exit while allowing the Fund to continue, at a smaller size, as a vehicle for those stockholders who wish to retain their investment. The Fund has outgrown the size of the Mexican market and a smaller fund would have a much better chance of improving its performance. We believe that a substantial proportion of stockholders share our wish to be offered at least 98% of NAV for their shares and that the current board must listen to these wishes and adopt those policies which will achieve the Fund's stockholders' desires.

         We think that one of the best ways for directors fully to appreciate and then carry out the wishes of the Fund's stockholders is to have a dialogue with them. To this end we have prepared a brief "survey," which is attached to this letter. Your completion of this survey will help provide the Fund and its manager with a realistic understanding of the true nature of their stockholder base and their aspirations. The objective is to ensure that the Fund and its manager conduct themselves in the future in a way that is consistent with your wishes!

         The individual surveys are confidential and will not be disclosed to the Fund, unless required by law, although Laxey reserves the right to publicly announce the results, on an aggregate basis, with respect to each of the four questions.


Yours sincerely,



COLIN KINGSNORTH
(colin.kingsnorth@laxeypartners.com).
(Tel:  0044(0) 20 7349 5566)

                              THE MEXICO FUND INC.


Number of Shares held as at 21st December 2001:


Please indicate which of the following proposals you would support if presented to the Stockholders of the Fund (you may choose more than one):


1.    To redeem shares of the Fund upon the request of the Stockholders at a
      minimum redemption price of 98% of NAV (in cash or shares).         Yes/No


2.   To continue as a closed end fund, but supporting a reduction in its size.
                                                                          Yes/No


3.   To terminate the manager's contract if an inadequate proposal is presented
     to Stockholders at the Fund's forthcoming Annual Meeting.            Yes/No


4.   To elect two or more new directors independent of the Fund's current
     manager and the current board.                                       Yes/No


The above information is given on the basis that Laxey will treat it confidentially and will not be disclosed to outside parties, unless required by law. However, Laxey reserves the right to announce the results, on an aggregate basis, with respect to each of the four questions.

                              SECURITIES LAW LEGEND



         LAXEY IS NOT SOLICITING PROXIES AT THIS TIME. A PROXY STATEMENT DESCRIBING LAXEY'S SOLICITATION OF PROXIES TO (I) TERMINATE THE INVESTMENT MANAGER'S CONTRACT WITH THE FUND AND (II) ELECT TWO DIRECTORS IS CURRENTLY BEING PREPARED. LAXEY WILL CAUSE THE PROXY STATEMENT AND THE RELATED FORM OF PROXY TO BE MAILED TO YOU, WHEN COMPLETED. YOU SHOULD READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE TO OBTAIN INFORMATION ABOUT LAXEY, ITS MANAGED FUNDS, ITS OFFICERS AND DIRECTORS. OTHER SIMILAR INFORMATION MAY CURRENTLY BE FOUND AT THE WEBSITE OF THE SEC (, WHICH INFORMATION HAS BEEN DISCLOSED ON SCHEDULE 13D. A COPY OF THE PROXY STATEMENT AND OTHER RELATED DOCUMENTS PREPARED BY OR ON BEHALF OF LAXEY AND FILED WITH THE SEC WILL BE AVAILABLE FOR FREE, EITHER AT THE WEBSITE OF THE SEC OR FROM LAXEY BY WRITING TO: LAXEY PARTNERS LIMITED, STANLEY HOUSE, 7-9 MARKET HILL, DOUGLAS, ISLE OF MAN IM1 2BF, 011 44 1624 629365,
ATTENTION: DIRECTOR.

                                     ANNEX A
                      PROPOSAL LETTER AND NOMINATION LETTER


                             LAXEY INVESTORS LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com



December 21, 2001


VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar,
Secretary,
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401


RE:      THE MEXICO FUND, INC.: STOCKHOLDER PROPOSAL NOTICE


Dear Mr. Cuellar,


In accordance with the notice provisions set forth in Section 10(c) of the Bylaws of The Mexico Fund, Inc. (the "Fund") and pursuant to Section 2-504(e) of the Maryland General Corporation Law and Section 10(a) of the Bylaws of the Fund, we hereby request that a proposal to terminate the Investment Advisory and Management Agreement dated December 1, 1990, as amended and restated June 16, 1998, by and between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. (the "Investment Advisory Agreement") be submitted to the Fund's stockholders at the next annual meeting of stockholders. We are the beneficial owners of 1,192,960 shares of the Fund's Common Stock as of December 21, 2001.

Our proposal and supporting statement to be presented to stockholders at the 2002 Annual Meeting is as follows:

        "RESOLVED: The Investment Advisory and Management Agreement between Impulsora del Fondo Mexico, S.A de C.V. and the Fund shall be terminated in accordance with its terms, effective within 60 days after the 2002 Annual Meeting."

SUPPORTING STATEMENT: As significant Fund stockholders, we have a vested interest in the Fund's performance and management decisions relating to stockholder value.

The Fund filed an application with the U.S. Securities and Exchange Commission ("SEC") in March 2001 and is seeking approval for conducting periodic in-kind repurchases of the Fund's outstanding shares each year at 98% of Net Asset Value ("NAV"). The Fund has outlined a proposal to offer a very limited facility to stockholders of approximately 5% annually and we do not believe that the Fund's proposed program, as outlined in the application, provides an adequate facility for the Fund's stockholders. We concur that Fund stockholders desire the opportunity to receive 98% of NAV for their shares. However, the Fund's attempt to limit the required repurchases to approximately 5% annually does not provide meaningful liquidity to the Fund's stockholders and we believe does not address the current wish of stockholders. We believe that a mechanism which would provide liquidity with respect to at least 50% of the Fund's outstanding shares would be supported by the majority of stockholders. Moreover, approval by the SEC of the Fund's application may take a substantial period of time, may require significant changes in the application as submitted by the Fund or may be rejected altogether after an extended review period. We believe it is imperative that the Fund develop a program which can be implemented in a significantly shorter time frame. Since the announcement by the Fund we believe that it is likely there has been a significant change in the stockholder base of the Fund towards stockholders who have reacted to the statements made by the Fund with regard to a repurchase facility at 98% of NAV. Any further delay in implementation of a facility to create substantially greater liquidity for stockholders than the Fund's current 5% proposal is likely to lead to ever more radical restructurings of the Fund. We believe that Impulsora del Fondo Mexico, S.A. de C.V., the current investment advisor ("Impulsora"), has not acted in a manner which would expediently and effectively allow the stockholders of the Fund to maximize their investment. Thus, we seek to terminate the current Investment Advisory Agreement with Impulsora.


                          -END OF SUPPORTING STATEMENT-


Information regarding our addresses, telephone number and ownership of beneficial shares of the Fund is attached hereto as Annex A.

If you would like to discuss this matter further, please do not hesitate to call me.




Sincerely,

LAXEY INVESTORS LIMITED


By: /s/Andrew Pegge
    --------------------------
Name:  Andrew Pegge
       Title: Director

                           VALUE CATALYST FUND LIMITED
                           c/o Laxey Partners Limited
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 623819
                              www.laxeypartners.com



December 21, 2001


VIA HAND DELIVERY
-----------------
Mr. Samuel Garcia-Cuellar
Secretary
The Mexico Fund, Inc.
1775 Eye Street, N.W.
Washington, D.C.  20006-2401


RE:      THE MEXICO FUND, INC.: NOMINATION OF DIRECTORS


Dear Mr. Cuellar,

In accordance with the notice provisions set forth in Section 10(c) of the Bylaws of The Mexico Fund, Inc. (the "Fund") and pursuant to Section 10(a) of the Bylaws of the Fund, Value Catalyst Fund Limited hereby notifies you of our intent to appear in person or by proxy to nominate the following persons for election as Class III Directors at the Fund's 2002 Annual Meeting of Stockholders.

1.       Javier Lozano Alarcon

2.       Xavier Cervantes y Omana

Annex A hereto sets forth information concerning each such nominee that is required to be included in this notice pursuant to Section 10(c) of the Fund's Bylaws.

We are the beneficial holder of 1,250,900 shares of the Fund's Common Stock as of December 21, 2001. Annex B hereto sets forth information concerning our address, telephone number, and beneficial ownership of shares of the Fund.

Although we have no reason to believe that the above-named nominees will not serve if elected, we reserve the right to substitute either of the above-named nominees, prior to the 2002 Annual Meeting of Stockholders, with another nominee of our choosing that possesses the requisite qualifications pursuant to the Fund's Bylaws. In that event, we will provide notice to you as soon as practicable.

We reserve the right to increase the number of nominees we propose in the event that more than two (2) directors will be elected at the Fund's 2002 Annual Meeting of Stockholders.

The Value Catalyst Fund Limited has entered into Indemnification Agreements with each of the nominees indemnifying each of the nominees to the extent permitted under the laws of England with respect to their nomination. The Value Catalyst Fund Limited has also entered into Consulting Agreements with each of the nominees.

Enclosed are copies of letters from each of the above nominees consenting to being named as a nominee in a proxy statement with respect to the election of Class III Directors at the Fund's 2002 Annual Meeting of Stockholders and to serving as a director of the Fund if elected at such meeting. The executed letters are being sent under separate cover.

If any further information is required concerning any of our nominees, please do not hesitate to contact us.




Sincerely,


VALUE CATALYST FUND LIMITED


By: /s/Andrew Pegge
    -----------------------
Name:  Andrew Pegge
       Title: Director

                                     ANNEX B
                             PARTICIPANT INFORMATION

         The name, address and the number of shares of common stock beneficially owned for each soliciting participant is as follows:


The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"):
----------------------------------------------------------------------

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. As of January 10, 2002, Catalyst is the beneficial owner of 1,250,900 shares of the Fund.

Laxey Investors Limited, a British Virgin Islands company ("LIL"):
-----------------------------------------------------------------

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands. As of January 10, 2002, LIL is the beneficial owner of 1,192,960 shares of the Fund.

Laxey Partners Limited, an Isle of Man company ("Laxey"):
--------------------------------------------------------

Laxey is the investment manager for each of Catalyst and LIL, subject to the overall control of the directors of each of these entities. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF. As of January 10, 2002, Laxey is the beneficial owner of 2,676,650 shares of the Fund.

Colin Kingsnorth, a British citizen ("Kingsnorth"); and Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, Laxey, and Kingsnorth, the "Stockholders"):

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Their telephone numbers are 0207-349-5566 and 0162-469-0900, respectively. As of January 10, 2002, each of Messrs. Kingsnorth and Pegge is the beneficial owner of 2,676,650 shares of the Fund.

                              SECURITIES LAW LEGEND

         LAXEY IS NOT SOLICITING PROXIES AT THIS TIME. A PROXY STATEMENT DESCRIBING LAXEY'S SOLICITATION OF PROXIES TO (I) TERMINATE THE INVESTMENT MANAGER'S CONTRACT WITH THE FUND AND (II) ELECT TWO DIRECTORS IS CURRENTLY BEING PREPARED. LAXEY WILL CAUSE THE PROXY STATEMENT AND THE RELATED FORM OF PROXY TO BE MAILED TO THE STOCKHOLDERS OF THE FUND, WHEN COMPLETED. STOCKHOLDERS OF THE FUND SHOULD READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE TO OBTAIN INFORMATION ABOUT LAXEY, ITS MANAGED FUNDS, ITS OFFICERS AND DIRECTORS. A COPY OF THE PROXY STATEMENT AND OTHER RELATED DOCUMENTS PREPARED BY OR ON BEHALF OF LAXEY AND FILED WITH THE SEC WILL BE AVAILABLE FOR FREE, EITHER AT THE WEBSITE OF THE SEC OR FROM LAXEY BY WRITING TO: LAXEY PARTNERS LIMITED, STANLEY HOUSE, 7-9 MARKET HILL, DOUGLAS, ISLE OF MAN IM1 2BF, 011 44 1624 629365, ATTENTION:
DIRECTOR.